Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 or 15d-16
of The Securities Exchange Act of 1934

For the month of April, 2005	Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A. de C.V.
(Translation of Registrant’s name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, México D.F. 11954
(Address of principal office)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)  Form 20-F  ☒  Form 40-F ☐

          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO RADIO CENTRO, S.A. de C.V.
(Registrant)

Date: April 26, 2005	By:	/s/ PEDRO BELTRÁN NASR

	Name:	Pedro Beltrán Nasr
	Title:	Chief Financial Officer

2

For Immediate Release

April 26, 2005

Grupo Radio Centro Reports First Quarter 2005 Results

Mexico City, April 26, 2005 - Grupo Radio Centro, S.A. de C.V. (NYSE: RC, BMV: RCENTRO-A) (the “Company”), one of Mexico’s leading radio broadcasting companies, announced today its results of operations for the three months ended March 31, 2005.  All figures were prepared in accordance with generally accepted accounting principles in Mexico and have been restated in constant pesos as of March 31, 2005.

Due to the termination of the news program previously provided by a third party, which took place on March 3, 2004, the Company was able to increase its productivity, however for the first quarter of 2005, broadcasting revenue was Ps. 106,391,000, representing a decrease of 12.5% compared to Ps. 121,620,000 reported for the same period of 2004.  This decrease was mainly due to the loss of revenue from the abovementioned broadcasting news programs, which the Company ceased receiving after the cancellation of these news broadcasts at the end of the first quarter of 2004.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the first quarter of 2005 were Ps. 86,363,000, representing a decrease of 26.4% compared to Ps. 117,380,000 reported for the same period of 2004.  This decrease was mainly attributable to lower production costs resulting from the termination of news programming produced by a third party at the end of the first quarter of 2004.

For the first quarter of 2005, the Company reported broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) of Ps. 20,028,000, an amount which more than quadrupled the broadcasting income of Ps. 4,240,000 reported for the same period in 2004.  This increase was mainly attributable to the decrease in the aforementioned Company’s broadcasting expenses, which more than offset the reduction in broadcasting revenues.

Depreciation and amortization for the first quarter of 2005 amounted to Ps. 9,735,000, a 60.0% decrease compared to Ps. 24,367,000 reported for the same period of 2004. This decrease was caused by the implementation of a new accounting principle in Mexico (Bulletin B-7 “Adquisición de Negocios”). As a result, the Company no longer amortizes goodwill as of January 1, 2005, but instead tests goodwill for impairment at least once a year. In accordance with the requirements of Bulletin B-7, the Company performed an analysis for impairment of goodwill as of December 31, 2004 and concluded that no impairment adjustment was necessary. This new Mexican accounting principle is in accordance with U.S. GAAP.

For the first quarter of 2005, the Company’s corporate, general and administrative expenses were Ps. 4,284,000, compared to Ps. 7,641,000 reported for the same period of 2004.  This 43.9% decrease was due to the discontinuance of expenses previously related to a news production contract that the Company formerly had with a third party, which was terminated at the end of the first quarter of 2004.

Grupo Radio Centro, S.A. de C.V.
First Quarter 2005 Results

The Company reported operating income of Ps. 6,009,000 for the first quarter of 2005, compared to operating loss of Ps. 27,768,000 reported for the same period of 2004.  The increase in operating income resulted primarily from (i) the implementation of a new accounting principle that eliminates amortization of goodwill and (ii) a reduction in broadcast expenses, which together more than offset the decrease in broadcasting revenues.

The Company’s comprehensive financing cost for the first quarter of 2005 was Ps. 6,144,000, compared to a comprehensive financing cost of Ps. 3,567,000 reported for the same period of 2004.  This increase of 72.2% was primarily attributable to (i) an increase in interest expense during the first quarter of 2005 that resulted principally from the Company recording interest relating to a contingent liability provision recorded at the end of 2003, and (ii) a foreign currency exchange loss, net of Ps. 589,000 for the first quarter of 2005 compared to a foreign currency exchange gain, net of Ps. 1,732,000 for the same period of 2004. This was a result of the depreciation of the peso against the U.S. dollar during the first quarter of 2005.

For the first quarter of 2005, other expenses, net, were Ps. 9,033,000, a slight decrease compared to Ps. 10,684,000 reported for the same period in 2004.  This decrease was mainly due to the inclusion in other income, of income from a special promotional event of the Company in the first quarter of 2005.

The Company reported a loss before provisions for income tax and employee profit sharing of Ps. 9,168,000 for the first quarter of 2005, compared to a loss before provisions for income tax and employee profit sharing of Ps. 42,019,000 for the same period of 2004.

For the first quarter of 2005, the Company recorded provisions for income tax and employee profit sharing of Ps. 44,000.  No provisions for income tax and employee profit sharing were recorded for the first quarter of 2004 primarily due to the loss before provisions reported for that period.

As a result of the foregoing, the Company had a net loss for the first quarter of 2005 of Ps. 9,212,000, compared to a net loss of Ps. 42,019,000 reported for same period of 2004.

Other Matters:

From March 31, 2004 to March 31, 2005, the Company’s total bank debt decreased from Ps. 236.1 million to Ps. 169.8 million as a result of scheduled payments.

Company Description:

Grupo Radio Centro owns and/or operates 14 radio stations. Of these 14 radio stations, Grupo Radio Centro operates 11 in Mexico City. The Company’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs.  Revenue is primarily derived from the sale of commercial airtime.  In addition to the Organización Radio Centro radio stations, the Company also operates Grupo RED radio stations and Organización Impulsora

Grupo Radio Centro, S.A. de C.V.
First Quarter 2005 Results

de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

Note on Forward Looking Statements:

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

In Mexico:	In NY:
Pedro Beltran / Alfredo Azpeitia	Maria Barona / Peter Majeski
Grupo Radio Centro, S.A. de C.V.	i-advize Corporate Communications, Inc.
Tel: (5255) 5728-4800 Ext. 7018	Tel: (212) 406-3690
aazpeitia@grc.com.mx	grc@i-advize.com.mx

Grupo Radio Centro, S.A. de C.V.
First Quarter 2005 Results

GRUPO RADIO CENTRO, S .A. D E C.V .
CONSOLIDATED UNAUDITED BALANCE SHEETS
as o f March 31 , 2005 and 2004
in M exican Pesos (“Ps.”) w ith purchasing power as o f M arch 31, 2005
(figures in thousands o f P s. and U.S. dolla rs (“U.S. $ “)(1) )

	March 31

	2005		2004

	U.S. $(1)	Ps.	Ps.

ASSETS
Current assets:
Cash and temporary investments	3,656	41,290	100,543

Accounts receivable:
Broadcasting , net	12,662	143,020	163,728
Other	451	5,096	7,236
Income tax recoverable	1,807	20,410	11,302

	14,920	168,526	182,266
Guarantee deposit	0	0	6,009
Prepaid expenses	1,138	12,854	8,020

Total current assets	19,714	222,670	296,838
Lon g-term accounts receivable	1,264	14,272	0
Property and equipment, net	42,761	482,949	494,422
Deferred charg es, net	1,177	13,295	12,684
Excess of cost over book value of subsidiaries	65,525	740,047	790,423
Other assets	285	3,220	3,296

Total assets	130,726	1,476,453	1,597,663

LIABILITIES
Current:
Notes pa yable	5,013	56,618	59,035
Advances from customers	3,706	41,856	60,605
Other accounts payable and accrued expenses	2,866	32,373	69,930
Taxes pa yable	1,214	13,716	18,143
Contin gent Liabilities	21,893	247,266	244,418

Total current liabilities	34,692	391,829	452,131
Lon g -Term:
Deferred income tax	3,228	36,458	26,785
Notes pa yable	10,026	113,237	177,107
Reserve for labor oblig ations	2,929	33,076	29,144

Total liabilities	50,875	574,600	685,167

STOCKHOLDERS’ EQUITY
Capital stock	100,410	1,134,048	1,134,078
Retained (deficit) earnin g s	(16,069)	(181,486)	(170,849)
Provision for repurchase of shares	3,548	40,076	40,066
Accumulated effect of deferred income tax	(8,492)	(95,907)	(95,907)
Surplus on restatement of capital	406	4,585	4,585
Minority interest	48	537	523

Total stockholders’ equity	79,851	901,853	912,496

Total liabilities and stockholders’ equity	130,726	1,476,453	1,597,663

(1)	Peso amounts have b een translated into U .S . dollars, solely for the convenience o f the reader, at the rate o f P s. 11.2942 p er U .S. dolla r, the rate on March 31, 2005.

Grupo Radio Centro, S.A. de C.V.
First Quarter 2005 Results

GRUPO RADIO CENTRO, S.A. DE C.V.
CONSOLIDATED UNAUDITED STATEMENTS OF INCOME
for the three-month Period ended March 31, 2005 and 2004 expressed in Mexican Pesos (“Ps.”) with purchasing power as of March 31, 2005
(figures in thousands of Ps. and U.S. dollars (“U.S. $”)(1), except per Share and per ADS amounts)

	March 31

	2005		2004

	U.S.$(1)	Ps.	Ps.

Broadcasting revenue (2)	9,420	106,391	121,620
Broadcasting expenses, excluding depreciation, amortization and corporate expenses	7,647	86,363	117,380

Broadcasting income	1,773	20,028	4,240

Depreciation and amortization	862	9,735	24,367
Corporate general and administrative expenses	379	4,284	7,641

Operating income (loss)	532	6,009	(27,768)

Comprehensive financing income (cost):
Interest expense	(719)	(8,142)	(6,636)
Interest income (2)	52	583	179
Gain (loss) on foreign currency exchange, net	(52)	(589)	1,732
Gain (loss) on net monetary position	177	2,004	1,158

	(542)	(6,144)	(3,567)
Other expenses, net	(800)	(9,033)	(10,684)

Loss before provisions	(810)	(9,168)	(42,019)
Provisions for income tax & employee profit
sharing	4	44	0
Net loss	(814)	(9,212)	(42,019)

Net loss applicable to:
Majority interest	(814)	(9,217)	(42,006)
Minority interest	0	5	(13)

	(814)	(9,212)	(42,019)

Net income (loss) per Series A Share (3)	(0.003)	(0.035)	(1.912)
Net income (loss) per ADS (3)	(0.028)	(0.317)	(17.205)
Weighted average common shares outstanding (000’s) (3)		162,537	162,685

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.2942 per U.S. dollar, the rate on March 31, 2005.
(2)

Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial air time to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial air time has been transmitted. Interest earned and treated as broadcasting revenue for the first quarter of 2005 and 2004 was Ps. 106,000 and Ps. 574,000, respectively.

(3)	Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.